ASIA ENTERTAINMENT & RESOURCES LTD. ANNOUNCES FOURTH QUARTER AND

FULL YEAR 2011 FINANCIAL RESULTS

Hong Kong, China – March 14, 2012 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies as VIP room gaming promoters, today announced unaudited financial results for the three months and year ended December 31, 2011.  All currency amounts are stated in United States dollars. Please refer to Form 20-F to be filed with the SEC for the full audited financial statements and related disclosures for the year ended December 31, 2011.

•	Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted that is defined below) for the year ended December 31, 2011in our VIP gaming rooms was $19.9 billion, up 91% year-over-year, compared to $10.4 billion in the same period of 2010 and $5.6 billion for the three months ended December 31, up 51% year-over-year, compared to $3.7 billion in the same period of 2010.

•	Net income including the change in fair value of contingent consideration of $6.2 million related to the King's Gaming acquisition, grew 134% to $77.3 million or $2.00 per share (fully diluted) in the year ended December 31, 2011 from $33.0 million or $1.88 per share (fully diluted) in the same period of 2010.

•	Non-GAAP income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisition of King's Gaming was $76.1 million or $1.97 per share (fully diluted) for the year ended December 31, 2011 as compared to income, of $38.1 million or $2.17 per share (fully diluted) for the year ended December 31, 2010. The increase in Non-GAAP income was approximately 99%.

•	Net income including the change in fair value of contingent consideration of $2.1 million related to the King's Gaming acquisition, grew 54% to $16. 3 million or $0.38 per share (fully diluted) in the fourth quarter of 2011 from $10.6 million or $0.33 per share (fully diluted) in the same period of 2010.

•	Non-GAAP income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisition of King's Gaming was $19.8 million or $0.46 (fully diluted) for the three months ended December 31, 2011 as compared to income of $11.5 million or $0.36 (fully diluted) for the three months ended December 31, 2010. The increase in Non-GAAP income was approximately 72%.

The increase in net income and Non-GAAP income in each of the periods was due primarily to higher revenue generated from increased Rolling Chip Turnover, organic growth, the reinvestment of accumulated earnings, increased lines of credit from the casino license holders, increased shareholder loans, the $35.5 million from the exercise of warrants in October 2010 as additional cage capital and the acquisition of the VIP gaming room at the Venetian Macao-Resort-Hotel in connection with the Company’s acquisition of King’s Gaming and the opening of the VIP gaming room at Galaxy Resort Macau in May 2011.

AERL Chairman Lam stated, “We are pleased with our fourth quarter and full year 2011 performance led by our effective ability to increase Rolling Chip Turnover for our VIP gaming rooms and the addition of VIP rooms at the Venetian Macao-Resort-Hotel and Galaxy Resort Macau. For 2011, AERL generated 97% year-over-year revenue growth, exceeding the overall growth in Macau of 42% according to the Macau Gaming Inspection and Coordination Bureau (DICJ), while our Non-GAAP income, before amortization of intangible assets and change in fair value of contingent consideration, increased 99% from the prior-year period. As we continue into 2012, we expect another full year of substantial Rolling Chip Turnover and revenue growth.”

Outlook for 2012

For the first two months of 2012, AERL’s Rolling Chip Turnover averaged $1.809 billion.  The Company’s Rolling Chip Turnover year-to-date through February 2012 in Macau was $3.617 billion, an increase of 30% year-over-year, compared to $2.775 billion for the first two months of 2011.

Chairman Lam further stated, “Aided by the addition of the VIP gaming room at the Venetian Macao-Resort-Hotel and the VIP gaming room at Galaxy Resort Macau, we are forecasting continued double-digit growth in Rolling Chip Turnover for 2012.  We are increasing our Rolling Chip Turnover guidance for our three existing VIP rooms in Macau of $2.08 billion per month (subject to monthly fluctuations), which equates to a total of approximately $24.96 billion for full year 2012, up from $19.9 billion in 2011.”

“We believe that for remainder of 2012, all of our business will remain on a fixed commission basis. Our Non-GAAP income guidance for the year ended December 31, 2012 is $88 million to $95 million based on the current and expected performance of our existing three VIP gaming rooms in Macau, and do not take into consideration any possible future expansion or additional VIP gaming rooms,” concluded Chairman Lam.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of bets players make. Bets are wagered with "non-negotiable chips” and winning bets are paid out by casinos in so-called "cash” chips. "Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of "non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to "roll,” from time to time, their "cash chips” into "non-negotiable” chips for further betting so that they may receive their commissions (hence the term "Rolling Chip Turnover”). Through the promoters, "non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ (Macau Gaming Control Board) to distinguish between VIP table revenue and mass market table revenue.

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp., acquired Asia Gaming & Resort Limited (“AGRL”) on February 2, 2010.  AERL is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms.  AERL’s VIP room gaming promoters currently participate in the promotion of three major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world.   One VIP gaming facility is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau, which is operated by Galaxy Casino, S.A.  Another VIP gaming room is located in the all new Galaxy Resort Macau in Cotai, which is operated by Galaxy Casino, S.A.  The third VIP gaming room is located at the Venetian Macao-Resort-Hotel in Cotai.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for AERL’s VIP room gaming promoters’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL’s VIP room gaming promoters’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates.

Conference Call and Replay Information

AERL will conduct a conference call to discuss the financial results for the three months and year ended December 31, 2011 on March 15, 2012 at 10:00AM EDT/10:00PM Macau. To participate, please dial 1-877-723-917 (U.S. callers) or 1-719-325-4785 (International callers) at least 10 minutes prior to the scheduled start of the call.  Interested parties may also access the live call on the Internet at www.aerlf.com (select Events and Presentations).

Following its completion, a replay of the call can be accessed on the Internet at the above link or for one week by calling either 877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 6738949.

Contact:

Asia Entertainment & Resources Ltd.

James Preissler, +1 646 450 8808

preissj@aerlf.com

William Schmitt, ICR

203-682-8294

william.schmitt@icrinc.com

ASIA ENTERTAINMENT & RESOURCES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

	For the Three	For the Three
	Months Ended	Months Ended	For the Year Ended	For the Year Ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	*
Revenue from VIP Gaming Operations	$69,705,359	$43,095,212	$250,575,452	$127,036,361

Expenses

- Commission to Agents	44,487,138	27,097,890	155,968,504	76,607,712

- Selling, General and Administrative Expenses	4,910,184	4,145,264	16,550,387	11,246,938

- Special Rolling Tax	557,441	368.805	1,993,208	1,042,400
- Amortization of Intangible Assets	1,265,409	843,061	5,058,204	843,061
Total Expenses	51,220,172	32,455,020	179,570,303	89,740,111
Operating income attributable to ordinary shareholders before change in fair value of contingent consideration and prior owners' interest in pre-acquisition profit	18,485,187	10,640,192	71,005,149	37,296,250
Prior Owners' Interest in Pre-Acquisition Profit	-	-	-	(4,329,385)

Operating income attributable to ordinary shareholders before change in fair value of contingent consideration	18,485,187	10,640,192	71,005,149	32,966,865
Change in Fair Value of Contingent Consideration for the Acquisition of King's Gaming	(2,128,679)	-	6,248,361	-

Net Income Attributable to Ordinary Shareholders	16,356,508	10,640,192	77,253,510	32,966,865
Comprehensive (Loss) Income

Foreign Currency
- Translation Adjustment	191,861	(83,053)	(64,,634)	(41,534)
Total Comprehensive Income	$16,548,369	$10,557,139	$77,188,876	$32,925,331

Net Income Per Share

Basic	$0.42	$0.54	$2.07	$2.33
Diluted	$0.38	$0.33	$2.00	$1.88
Weighted Average Shares Outstanding

Basic	38,824,741	19,513,341	37,371,426	14,177,408
Diluted	42,619,352	32,024,708	38,691,186	17,571,255

*Derived from the audited financial statements for the year ended December 31, 2010.

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,

	2011	2010
	(Unaudited)	*
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$16,718,565	$13,843,622
Accounts Receivable, Net	1,240,142	10,802,582
Markers Receivable	240,131,089	120,140,393
Prepaid Expenses and Other Assets	292,559	152,869
Total Current Assets	258,382,355	144,939,466

Intangible Assets (net of accumulated amortization of $5,902,419 and $842,712 at December 31, 2011 and 2010, respectively)	54,983,937	60,110,307
Goodwill	14,992,009	15,008,424

Property and Equipment (net of accumulated depreciation of $1,101 and $0 at December 31, 2011 and 2010, respectively)	26,855	-
Other Assets	22,158	-
TOTAL ASSETS	$328,407,314	$220,058,197

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$46,270,563	$11,840,640
Accrued Expenses	16,157,439	10,815,135
Payable-King's Gaming Acquisition, current portion	12,057,600	12,835,395
Loan Payable, Shareholders, current	2,641,619	61,066,220
Total Current Liabilities	77,127,221	96,557,390

Loan Payable, Shareholders	60,000,000	-

Long-term Payable-King's Gaming Acquisition, net of current portion	32,492,985	38,022,169

Total Liabilities	169,620,206	134,579,559

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY

Preferred Shares, $0.0001 par value Authorized 1,150,000 shares,; none issued	-	-
Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued and outstanding 38,804,064 at December 31, 2011 and 22,544,064 at December 31, 2010	3,881	2,255
Additional Paid-in Capital	52,581,098	52,581,098
Retained Earnings	106,308,297	32,936,819
Accumulated Comprehensive Loss	(106,168)	(41,534)
Total Shareholders' Equity	158,787,108	85,478,638

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$328,407,314	$220,058,197

*Derived from the audited financial statements for the year ended December 31, 2010.

	Cash Flow Information
	For the Year Ended December 31,
	2011	2010*
	(Unaudited)
Net cash provided by (used in) operating activities	$5,280,509	$(76,451,485)
Net cash used in investing activities	$(27,956)	$(9,028,590)
Net cash (used in) provided by financing activities	$(2,305,762)	$99,009,722
Net increase in cash and cash equivalents	$2,946,791	$13,529,647

•	Condensed from audited financial statements

Non-GAAP Financial Measure

Our calculation of non-GAAP income (net income including pre-acquisition profit before amortization of intangible assets and the change in fair value of contingent consideration) and Non-GAAP earnings per share for the years ended December 31, 2011 and 2010, differs from earnings per share based on net income because it does not include amortization of intangible assets and the change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides a complete picture of our operations for the entire period and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, however, Non-GAAP income and earnings per share should not be considered an alternative to, or more meaningful than, net income and earnings per share as determined in accordance with GAAP.   The following is a reconciliation of our net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Net Income attributable to ordinary shareholders	$77,253,510	$32,966,865

Amortization of intangible assets	5,058,204	843,061

Pre-Acquisition profit		4,329,385

Change in fair value of contingent consideration	(6,248,361)	-

Non-GAAP income (before amortization of intangible assets including pre-acquisition profit and change in fair value of contingent consideration)	$76,063,353	$38,139,311

	For the Year Ended December 31, 2011		For the Year Ended December 31, 2010
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$2.07	$2.00	$2.33	$1.88

Amortization of intangible assets	0.14	0.13	0.06	0.05

Prior Owners' Interest in Pre-Acquisition Profit	-	-	0.31	0.25

Change in fair value of contingent consideration	(0.17)	(0.16)	-	-

Non-GAAP Earnings per share (before amortization of intangible assets including pre-acquisition profit and change in fair value of contingent consideration)	$2.04	$1.97	$2.69	$2.17